Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Landcadia Holdings III, Inc. on Form S-4 of our report dated August 27, 2020, except for Note 2, Subsequent Events, to which the date is September 6, 2020, with respect to our audits of the financial statements of Landcadia Holdings III, Inc. as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from March 13, 2018 (inception) through December 31, 2018, which includes as explanatory paragraph as to the Company’s ability to continue as a going concern, which report appears in the proxy statement/prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such proxy statement/prospectus.

/s/ Marcum llp

Marcum llp

Melville, NY

February 3, 2021